SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                      (Amendment No. ____)*


                       Cinram International Inc.
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                         (Name of Issuer)

                           Common Stock
-----------------------------------------------------------------
                  (Title of Class of Securities)

                               17252T
              -------------------------------------
                          (CUSIP Number)

                         December 31, 1998
-----------------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X]  Rule 13d-1(b)
      [ ]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                 -------------------------
CUSIP No. 17252T             13G           Page  2 of 6 Pages
-----------------------                 -------------------------


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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Guardian Capital Inc.
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See instructions)
                                                      (a) [ ]
                                                      (b) [ ]
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3.      SEC USE ONLY


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4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada
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                  5.     SOLE VOTING POWER

   NUMBER OF

                             3,267,625
                 ------------------------------------------------
     SHARES       6.     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
                                 0
                 ------------------------------------------------
      EACH        7.     SOLE DISPOSITIVE POWER
   REPORTING
     PERSON
                             3,267,625
                 ------------------------------------------------
       WITH       8.     SHARED DISPOSITIVE POWER


                                 0
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON


                             3,267,625
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10.     CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
        CERTAIN SHARES (See Instructions)


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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                                 5.5%
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12.     TYPE OF REPORTING PERSON (See Instructions)


                                  IA
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


Item 1.

      (a)  Name of Issuer:  Cinram International Inc.


      (b)  Address of Issuer's Principal Executive Offices:

                    2255 Markham Road
                    Scarborough, Ontario
                    M1B 2W3

Item 2.

      (a)  Name of Person Filing:

                    Guardian Capital Inc.

      (b)  Address or Principal Office or, if none, Residence:

                    Commerce Court West
                    Suite 3100
                    P.O. Box 201
                    Toronto, Ontario  M5L1E8

      (c)  Citizenship:

                    Canada

      (d)  Title of Class of Securities:

                    Common Stock

      (e)  CUSIP Number:

                    17252T

Item 3.    If this statement is filed pursuant to sections
           240.13d-1(b) or 240.13d-2(b) or (c), check
           whether the person filing is a(n):

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

           (b) [ ] Bank as defined in section 3(a)(6) of the Act
                   (15 U.S.C. 78c);

           (c) [ ] Insurance company as defined in section
                   3(a)(19) of the Act (15 U.S.C. 78c);


                        Page 3 of 6 Pages

           (d) [ ] Investment company registered under section 8
                   of the Investment Company Act of 1940
                   (15 U.S.C. 80a-8);

           (e) [X] Investment adviser in accordance with
                   section 240. 13d-1(b)(1)(ii)(E);

           (f) [ ] Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

           (g) [ ] Parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

           (h) [ ] Savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
                   1813);

           (i) [ ] Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with section
                   240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

          (a)  Amount beneficially owned:

               See response to Item 9 on page 2.

          (b)  Percent of class:

               See response to Item 11 on page 2.

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    See response to Item 5 on page 2.

               (ii) shared power to vote or to direct the vote:

                    See response to Item 6 on page 2.

               (iii) sole power to dispose or to direct the disposition of:

                    See response to Item 7 on page 2.

               (iv) shared power to dispose or to direct the disposition of:

                    See response to Item 8 on page 2.


                        Page 4 of 6 Pages

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of
           Another Person.

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Members of the
           Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.


                        Page 5 of 6 Pages

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 1999




                         By /s/ Mark A.F. Golding
                           ---------------------------
                            Name:  Mark A.F. Golding
                            Title: Chairman & Chief Executive Officer


                        Page 6 of 6 Pages